UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,582,029(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,582,029(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,582,029(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1) Includes 1,022,860 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,774,309(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,774,309(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,309(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN
(1) Includes 1,658,357 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 241,666(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 241,666(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,666(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO
(1) Includes 75,818 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 7,356,338(1)(2)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,598,004(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,004(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO
(1) Includes 1,022,860 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.
(2) Includes 1,658,357 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.
(3) Includes 75,818 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 155,774(1)
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 7,512,112(2)(3)
PERSON WITH	9	SOLE DISPOSITIVE POWER 155,774(1)
	10	SHARED DISPOSITIVE POWER 7,598,004(2)(3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,753,778(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN
(1) Includes 155,774 shares of Common Stock granted to Mr. Nierenberg in his capacity as a director of the Issuer, of which 52,000 shares of Common Stock are vested and 103,774 shares of Common Stock that have not yet vested.
(2)Includes 1,022,860 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.
(3) Includes 1,658,357 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.
(4) Includes 75,818 shares of Common Stock issuable upon the optional conversion of the convertible note (as disclosed in Item 4); does not include the conversion of any accrued but unpaid interest on such note.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Flotek Industries Inc, (the “Issuer”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by amending and/or supplementing such Items as indicated below.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $23,131,811. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and Haredale Ltd. The source of funds for purchases of Shares by Mr. Nierenberg is his personal funds.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On February 2, 2022, the Family Fund, the Bulldog Fund, the Managed Account, the Issuer and the other Purchasers (as defined below) party thereto entered into: (a) the Purchase Agreement (as defined below), dated as of such date and filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2022; and (b) the Registration Rights Agreement (as defined below). The Securities Purchase Agreement and Registration Rights Agreement are further described in Item 6 below, which disclosure is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 79,617,743 Shares outstanding as of November 8, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021, plus 2,757,035 shares of Common Stock issuable upon the optional conversion of the convertible notes (as described more fully in Items 4 and 6), which assumes the conversion of the convertible notes at the optional conversion price.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 2,582,029 Shares, constituting approximately 3.1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 4,774,309 Shares, constituting approximately 5.8% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned 241,666 Shares, constituting less than 1% of all of the outstanding Shares.

By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 7,598,004 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 9.2% of all of the outstanding Shares.
By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 7,753,778 Shares, consisting of (i) 155,774 Shares held directly and (ii) the 7,598,004 Shares beneficially owned by NIMCO, constituting approximately 9.4% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 7,753,778 Shares, constituting approximately 9.4% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held by the Bulldog Fund.
The Managed Account has sole power to vote or direct the vote of the Shares held by the Managed account, and the Managed Account, NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares held directly by him.
(c)            During the past sixty (60) days, other than the Notes described more fully in Items 4 and 6, the Reporting Persons did not trade in the securities of the Issuer.
(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)            Not Applicable.
Item 6.	Interest in Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following:
On February 2, 2022, the Issuer entered into a Note Purchase Agreement (the “Purchase Agreement”) with the Family Fund, the Bulldog Fund and certain institutional investors (collectively, the “Purchasers”), pursuant to which the Issuer agreed to issue and sell in a private placement (the “Offering”) of approximately $21.2 million in principal amount of 10% convertible PIK notes (the “Notes”) convertible into shares of Common Stock (or pre-funded warrants to purchase the Common Stock at a nominal price (the “Pre-Funded Warrants”) in limited circumstances as described in the Purchase Agreement and the Notes).

The closing of the Offering happened contemporaneously with the execution of the Purchase Agreement. The proceeds from the Offering will be used for liquidity and general corporate purposes. In the Offering, the Family Fund was issued a Note with a principal amount of $1,113,000.00, the Bulldog Fund was issued a Note with a principal amount of $1,804,500.00 and the Managed Account was issued a Note with a principal amount of $82,500.
Each holder of the Notes, including the Family Fund, the Bulldog Fund and the Managed Account, may convert all or any portion of its Notes into Common Stock at a price of $1.088125 per share (the “Conversion Price”) at any time prior to the maturity date. Interest on the Notes will begin to accrue on the unpaid principal balance commencing on the closing date at the rate of 10% per annum, payable in incremental Notes or Pre-Funded Warrants, as applicable. Accrued and unpaid interest on the Notes will be due and payable on the maturity date on February 2, 2023, which is 12 months from the closing date, at which date the Notes are mandatorily converted and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share. The Notes will also be mandatorily converted in the event of change of control of the Issuer and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share or cash as described therein (or an amount of cash). In addition, the Notes may be converted by the Issuer if the 20-trading day volume-weighted average trading price of the Common Stock equals or exceeds the greater of $2.50 per share or $1.741 for 20 trading days during a 30 consecutive trading day period. The Conversion Price will be adjusted in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.
The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Purchasers.
The securities were issued and sold without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state securities laws. Accordingly, the Family Fund, the Bulldog Fund and the Managed Account may convert the Notes or sell the underlying shares of Common Stock only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act.
On February 2, 2022, in connection with the Closing and pursuant to the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Family Fund, the Bulldog Fund, the Managed Account and the other Purchasers party thereto relating to the registration of the Common Stock issued or issuable upon conversion of the Notes (including both the Notes issued in the Offering and the Notes issued in connection with the execution and delivery of that certain Supply Agreement as discussed below) and issued or issuable pursuant to the Pre-Funded Warrants (including any shares issued as or issuable upon the conversion or redemption as dividend or distribution of such shares) (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a registration statement on or before 120 days from the date of the Registration Rights Agreement (the “Shelf Registration Statement”), and to cause the Shelf Registration Statement to become effective no later than four months following the initial filing of the Shelf Registration Statement. In certain circumstances and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Common Stock initiated by the Issuer, among other rights as described in the Registration Rights Agreement, and selling Purchasers will have rights to request that the Issuer initiate an Underwritten Offering (as defined in the Registration Rights Agreement) of Registrable Securities in any 365-day period.
The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, as applicable.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1
Note Purchase Agreement, dated February 2, 2022, by and among Flotek Industries, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 4, 2022).

Exhibit 99.2	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2022).
Exhibit 99.3
Registration Rights Agreement, dated February 2, 2022, by and among Flotek Industries, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 4, 2022).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., By: Nierenberg Investment Management Company, Inc., Its: General Partner

February 4, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd. By: Nierenberg Investment Management Company, Inc., Its: Investment Manager

February 4, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

February 4, 2022	By:	/s/ David Nierenberg
David Nierenberg, President

February 4, 2022	/s/ David Nierenberg
David Nierenberg